Exhibit (a)(5)(iv)
                                                              ------------------
                       [D.F. King & Co., Inc. Letterhead]

FOR IMMEDIATE RELEASE

          WJ ACQUISITION CORP. SUCCESSFULLY COMPLETES CASH TENDER OFFER
                    FOR SHARES OF WHITEHALL JEWELLERS, INC.;
                      SUBSEQUENT OFFERING PERIOD COMMENCES


New York, New York and Chicago, Illinois, (March 10, 2006) -- Prentice Capital Management, LP ("Prentice") and Whitehall Jewellers, Inc. (OTC: JWLR.PK; "Whitehall" or the "Company"), announced today the successful completion of the cash tender offer by WJ Acquisition Corp. ("WJ Acquisition"), a wholly owned subsidiary of WJ Holding Corp. ("Holdings"), each an affiliate of Prentice and Holtzman Opportunity Fund, L.P. ("Holtzman" and together with Prentice, the "Investors"), for the outstanding shares of common stock of Whitehall at $1.60 net per share in cash, without interest. The tender offer expired at 5:00 p.m., New York City time, on Thursday, March 9, 2006. Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the offer, a total of 8,206,704 shares including 124,924 shares tendered by notice of guaranteed delivery, representing approximately 49.0% of the outstanding common stock of Whitehall, were validly tendered prior to the expiration of the offer and not withdrawn as of 5:00 p.m. on March 9, 2006. Together with shares beneficially owned by the Investors, WJ Acquisition now owns an aggregate of 12,490,499 shares, representing approximately 74.5% of the outstanding common stock of Whitehall. All such shares have been accepted for purchase in accordance with the terms of the offer and payment for the validly tendered shares will be made promptly.

Prentice also announced that it will provide a subsequent offering period of 5 business days, expiring at 5:00 p.m., New York City time, on Thursday, March 16, 2006, unless extended. During the subsequent offering period, holders of shares of Whitehall common stock that were not previously tendered in the offer may tender their shares in exchange for $1.60 net per share in cash, without interest on the same terms that applied prior to the initial expiration of the offer. WJ Acquisition will pay for any shares tendered during the subsequent offering period promptly after such shares are validly tendered. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with the exception that shares that are properly tendered in the offer, whether before or after the commencement of the subsequent offering period, may not be withdrawn during the subsequent offering period, as required pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934. The purpose of the subsequent offering period is to enable Whitehall stockholders who did not tender their shares prior to the initial expiration of the offer to participate in the offer and receive the $1.60 net per share in cash, without interest, offer price on an expedited basis, and also to enable WJ Acquisition to attempt to acquire 90% or more of the shares of Whitehall common stock outstanding prior to the expiration of the subsequent offering period. In the meantime, Whitehall and the Investors will, as promptly as practicable, take all action within their control to effect a merger of Whitehall with WJ Acquisition in which all remaining holders of Whitehall common stock will receive the same consideration for their shares as the holders who tendered their shares in the offer.

Whitehall also announced that, Robert Baumgardner, the Company's CEO, Edward Dayoob, Jonathan Duskin, Seymour Holtzman and Charles Phillips will be added to the board of directors of Whitehall following payment by WJ Acquisition for the shares validly tendered in the offer and shall serve, together with the remaining four independent directors until the consummation of the merger, in accordance with the merger agreement. This change in a majority of the constituency of the board was previously disclosed as set forth in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, which was mailed to each stockholder as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on February 10, 2006. Mr. Baumgardner stated, "We are confident that Prentice and Holtzman will be great partners in enhancing Whitehall's future and growing our business. We are delighted to be partnered with two such fine organizations." Jonathan Duskin of Prentice said, "We are excited to have completed this first step in our acquisition of Whitehall. We look forward to working with the customers, associates and suppliers of Whitehall in building upon the rich Whitehall history and tradition."

ABOUT THE INVESTORS

Each of WJ Acquisition and Holdings is a Delaware corporation and an affiliate of Prentice and Holtzman. WJ Acquisition and Holdings were formed for the purpose of consummating the offer and the merger and have not carried on any activities other than in connection with the offer and the merger. Prentice is a private investment limited partnership whose principal business is to serve as investment manager to a variety of private investment funds and to control the investing and trading in securities of these private investment funds. The general partner of Prentice is Michael Zimmerman. Holtzman is a Nevada limited partnership which is primarily involved in acquiring, holding and disposing of investments in various companies. The general partner of Holtzman is Holtzman Financial Advisors, LLC.

ABOUT WHITEHALL JEWELLERS

Whitehall Jewellers, Inc. is a national specialty retailer of fine jewelry, operating 361 stores in 38 states. The Company has announced that it intends to close a number of stores in the near term. The Company operates stores in regional and super regional shopping malls under the names Whitehall Co. Jewellers, Lundstrom Jewelers and Marks Bros. Jewelers.

SAFE HARBOR STATEMENT

This press release contains certain forward-looking statements which are based upon current expectations and these statements involve material risks and uncertainties including that the conditions precedent to the consummation of the merger between WJ Acquisition and Whitehall are not satisfied or waived. Readers are cautioned that any such forward-looking statement is not a guarantee of future results and involves risks and uncertainties, and that actual results and outcomes may differ materially from those projected in the forward-looking statements. Whitehall does not undertake to publicly update or revise its forward-looking statements even if future changes make it clear that any projected results or outcomes expressed or implied therein will not be realized.


Thomas Long D.F. King & Co., Inc. (212) 493-6920